Mail Stop 3561

November 17, 2006

Via U.S. Mail & Facsimile (303) 431-1567
Mr. Neil Cox
Chairman and Chief Financial Officer
Tombstone Cards, Inc.
5380 Highlands Drive
Longmont, CO 80503

Re: Tombstone Cards, Inc.
Registration Statement on Form SB-2
Filed October 23, 2006
File No. 333-138184

Dear Mr. Cox:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. The document you have filed will need substantial revision prior to effectiveness. The disclosure you have provided is confusing and difficult to follow. Please refer to the requirements of Form SB-2 and Regulation S-B for guidance as you revise this document. The comments below are intended to provide further guidance in this process.

Calculation of Registration Fee, page 2

2. The title of each class of securities to be registered indicates that only the common shares/stock are being registered. As such, while the options and/or warrants may have different exercise prices, it is unclear why the common shares underlying these instruments have different prices. Please revise the fee table to clarify the securities being registered pursuant to this document clearly indicating whether it is warrants, options or the common stock to be issued pursuant to their exercise that is being registered. In addition, clarify the offering price per unit of such security. Please see related comment that follows.

Prospectus

General

3. We note there is currently no public market for your shares. Accordingly, you must set a fixed price at which the selling shareholders may sell their shares until a market for your stock develops. Please make revisions throughout your prospectus to reflect sales by selling shareholders at a fixed price including the fee table, cover page, and plan of distribution. Also, furnish the information required by Item 505 of Regulation S-B.

4. To avoid confusion, please use the same descriptive terms throughout the prospectus to identify the various warrants and options being registered. For example, in the chart under The Offering on page 5 you describe 750,000 as the "Maximum Shares Underlying Consultant/Employee Warrants @ $0.55." However, on the cover page you break this number into two parts, with 600,000 representing "Common Shares Underlying Consultant Warrants" and 150,000 representing "Employee/Consultant Option Shares." In addition, in the chart at the bottom of page 11 you refer to "'Other' warrants," which you have not defined. And under Use of Proceeds on page 12 you state that you intend to raise "$36,000 from the sale of 60,000 Shares of Common Stock at $0.60 per share," but do not indicate that these are the shares underlying the placement agent warrants, as you do on the cover page.

5. To provide a plain English prospectus to investors, please avoid empty phrases such as "in order to support the development of an organization that would create the processes and tools necessary" on page 5, and "in order to support the development of an organization that would be fully able to capitalize on a specific set of products" on page 7.

6. Throughout the filing, please use either "our" or "its" to refer to matters pertaining to your company.

Cover Page

7. You indicate here and on page 5 that the securities you are registering will raise a total of $12,530,000. However, the figures you provide in the first paragraph under Use of Proceeds on page 12 add up to $12,978,500. And on page 15 you indicate that if all warrants are fully exercised, you will raise $13,780,000. Please revise your disclosure to eliminate these discrepancies.

8. In addition, please indicate that these funds will be raised <u>by the company</u> if all warrants and options described above are exercised, except that you will not receive any proceeds from sales of shares by selling shareholders. Furthermore, state that, given that you have no operating history and no revenues, it is highly unlikely that the warrants will be exercised at $2 or $5 in the foreseeable future.

Prospectus Summary and Risk Factors, page 5

General

9. Please revise the summary to provide a brief overview of key aspects of the offering and your business. Refer to Item 503(a) of Regulation S-B. For example, this should include:

    - That you are in the developmental stage of your business and the date you anticipate that sales operations will begin.
    - Disclosure that your auditors have issued a going concern opinion and the reasons noted for issuing that opinion.
    - Disclosure of any factors that make the offering speculative or risky.

Summary of Financial Information, page 5

10. Please reconcile the net loss of $28,705 from April 29, 2005 to June 30, 2006 to your income statement on page F-4 and revise as necessary.

11. Please revise your disclosure to indicate that, although you have no employees at the present time, you do currently employ executive officers, as described on page 40, although two have, until June 30, 2006, contributed their service to the company, as disclosed on page F-8.

Risk Factors, page 6

General

12. Please add a risk factor to address that you do not have any escrow provisions and that you do not have any intention of returning any sale proceeds to investors if the maximum amount is not raised.

13. Please add a risk factor to address that it is very unlikely that any security holder would exercise either the warrants or the options.

14. Please consider risk factors that describe the impact on your business should poker decline in popularity, rather than grow in popularity as you anticipate, either due to changes in people's gaming habits, an enforcement crackdown on illegal gambling, or a recession that will reduce disposable income. In addition, consider adding risk factors that address other "Weaknesses" and "Threats to Our Business Plan" that you identify on page 27.

15. Please consider a risk factor about the impact on your business should supplies of playing card paper from France, which you reference on page 30, be cut off or reduced or supply routes be disrupted. Also, in an appropriate place in the prospectus, describe why all such paper comes from France.

We may have a shortage of working capital, page 6

16. Please revise to include the fact that, given that you have no operating history and no revenues, it is highly unlikely that the warrants will be exercised at $2 and $5 in the foreseeable future, which makes it highly unlikely that the company will raise that additional working capital from this registration.

Our officers and directors may have conflicts of interest, page 6

17. The other sections that you cross-references, "Management" and "Conflicts of Interest," do not appear elsewhere in the prospectus. Please revise to provide the indicated information.

18. Please revise this risk factor to disclose the amount of time it is expected that the officers and directors will spend on this business. Similarly revise your disclosure in the section titled "Directors, Executive Officers…"

We will depend upon management, page 7

    19. Clarify whether "part time basis" mentioned in the first sentence refers to the directorship responsibilities of the three individuals, to their responsibilities as officers, or both.

    20. In addition, please tell us what else, other than "other business interests" that you reference in a risk factor appearing on page 6, would prevent your officers from devoting their "full time attention" to your business.

Many of our shares of common stock, page 10

    21. You indicate that your officers and directors have a total of 1,500,000 shares. However, on page 19 you indicate that the total is 1,025,000 shares. Please revise to eliminate this discrepancy.

Our company is a promotional company, page 11

    22. Please explain what you mean when you say that your company is promotional. If you mean that the company is a developmental-stage company, then please say this instead.

Use of Proceeds, page 12

    23. The common shares you registering pursuant to this document are being offered by the selling shareholders and by those persons who will receive the common shares upon the exercise of warrants or options. Though the company may receive the exercise price of the warrants and options, it is unclear to how the company would receive the proceeds from the sale of the common shares. Please clarify your disclosure.

    24. Please substantially revise this section to provide disclosure consistent with Item 504 of Regulation S-B. In that regard, indicate the amount to be used for each purpose and the priority of each purpose, if all of the securities are not sold.

    25. The explanation you provide on page 13 indicates that, should you not raise the full amount of the offering, website development will be given priority while marketing and equipment, such as office furniture and computer hardware, will be given less priority. However, these priorities are not reflected in the second chart on page 12, which merely provides for pro rata expenditure reductions in each expenditure category should you not raise the full amount of the offering. Please revise so that your priorities are reflected in the chart, as well.

Dilution, page 14

26. You indicate that 1,500,000 shares have been sold for $0.01 per share and 1,730,000 shares have been sold for $0.50 per share. However, the Recent Sales of Unregistered Securities chart on pages 42-43 indicates that 1,610,000 shares have been sold for $0.01 per share and $1,620,000 shares have been sold for $0.50 per share. Please revise to eliminate this inconsistency.

27. Please explain to us what the percent column under "Shares Purchased" and "Total Consideration" is supposed to represent and why each column does not add up to 100%.

Selling Shareholders, page 16

28. Disclose here or in another appropriate place in the prospectus, the transactions pursuant to which the selling shareholders received their shares and the transactions pursuant to which the warrants and options were issued.

29. Please provide all of the information required under Item 507 of Regulation S-B.

30. If all of the securities listed here are being registered in this registration statement, please state this fact and give the percentage of each class owned by each selling shareholder holding one percent or more of that class.

31. Please tell us why you have included Capital Merchant Banc, Garden State Securities, and Employee stock options in the list of selling shareholders.

32. It does not appear that any of the selling stockholders are registered broker-dealers. Please confirm. Finally, please tell us whether any of the selling stockholders are affiliates of broker-dealers.

Plan of Distribution, page 17

33. Please revise your disclosure to state that the selling shareholders "may be deemed" underwriters in this offering.

Executive Team, page 17

34. Please provide the age of each executive officer and indicate here and in the chart on page 19 that, in addition to being executive officers, John Harris and William

Reilly are directors. In addition, briefly describe each executive officer's business experience during the last five years, including places of employment and titles held during that period. Refer to Item 401(a) of Regulation S-B.

35. Please indicate where Mr. Cox received his degree in business.

Security Ownership, page 18

36. Please revise this chart to take into consideration all outstanding securities, including options and warrants. Note that a person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within sixty days. Please refer to the Instructions to Item 403 of Regulation SB and to Exchange Act Rule 13d-3(d)(1).

Common Shares, page 19

37. The first sentence, which says that all shares when issued will be fully paid and non-assessable, is a legal conclusion which you are not qualified to make. Either delete the sentence or attribute it to a law firm and file a consent in the next amendment.

Description of Business

General

38. A plain English prospectus requires that you say something once and say it well, rather than mention it multiple times in passing. For example, significantly revise and reduce the size of this section to consolidate multiple references to likely marketing efforts, marketing alliances and partnerships, advertising strategies, sales strategies, target market segment information, descriptions of your competitors, your vision and goals, your website, and your intended online card design and ordering capabilities. Once you have done this, briefly highlight key matters in the summary section of the prospectus.

39. You state a number of thing about your competitors, including:

- Page 21: They "appear content to use older technology than ours to produce their product offerings, thereby maintaining their relatively long time-to-market requirements. This means they focus on either high-cost, low-volume runs or low-cost, high-volume runs."
- Page 22: They "are, for the most part, printing companies, not marketing/development companies, and we believe that they do not appreciate the full upside potential of what they apparently consider a submarket niche."

- Page 24: "[M]any online custom cards fall into the 'artisan' or craft category because there is too much variation in the printing process."
- Page 24: "Instead of providing customers with something unique and truly exciting, many companies in this market space instead focus, somewhat understandably, on maximizing the run times of their presses, which are a considerable capital investment."
- Page 25: "For those companies willing to do small runs, sometimes as low as a single deck, the price rises to almost $30 per unit. Still, the printing variations in these cards, often utilizing 'hot stamping' or silk screening,' (sic) make them a novelty rather than a true playing card."
- Page 32: "Although some printers offer customization, these are extremely limited offerings (one or two colors on a standard background), have poor production values (look and feel of the finished product), and up-charge for full color and customization."

Please provide a basis for these statements. Alternatively, delete.

40. Where you have already identified the sources of statistics you cite, such as your references to Chris Poundstone of the Amateur Poker League, UberTrend, Nielsen Media Research, ESPN, Bluff Magazine, Michael Tchong, Card Player Magazine, Motley Fool, and Ubertrends.com, please either provide a consent for the use of such information from each of these sources or confirm that the cited information is publicly available for free or for a nominal cost, quantifying any such nominal cost. Refer to Rule 436 of Regulation C. Alternatively, you may remove your references to the third parties and attribute the information to the company, based on its own research.

Concept and Formation, page 21

41. Please provide us with the basis for your statement that you will offer playing cards "at a price that is significantly lower than the competitions."

42. Please delete the reference to the Private Placement Memorandum on page 22.

Background, page 22

43. Please provide us with the basis for your statement that the poker-playing and gaming market "have grown exponentially" since 2003.

44. Please describe what "Flash™-based" means.

Market Opportunity, page 22

45. Please revise your disclosure to describe what you mean by "television gaming," as referenced on page 23.

Seizing the Opportunity, page 23

46. Please revise this section header to more closely align with the contents of the section.

47. In addition, if you intend to advertise in the magazines you mention, then please state this fact.

48. Please provide the basis for your claim that your design and ordering system will "exceed the capabilities of anything on the market today."

Potential Risks to Our Business Plan, page 25

49. Please include a crackdown on illegal gambling as one of the risks you discuss here.

50. Please disclose the "new product lines completely outside this market" that you reference here.

Marketing Plan Potential, page 25

51. You mention responses from customers but you have no sales operations yet. Please revise to potential customers, and disclose whether or not you are referring to informal encounters with potential customers or some kind of more formal market survey of such individuals.

52. In addition, please disclose the basis for your claim that "inquiries from prospective customers suggest that there is considerable demand that we will be prepared to meet."

Strengths, page 27

53. You indicate that "management has been extensively involved in the core business (print and print design)." However, the background descriptions you provide of management on pages 17-18 contain no apparent references to such experience. Please revise your disclosure or advise.

Customer Profiles, page 28

54. Please rewrite the last paragraph in plain English or delete.

Proprietary Technology/Intellectual Property, page 28

55. Please describe what a "pip" design is.

Inventory, Production Costs, and Capital Investment, page 29

56. You discuss "inventory levels" here and "inventory costs" on page 30 but stated on page 26 that you do not intend to maintain an inventory. Please revise your disclosure to eliminate this inconsistency.

Unit Cost, page 30

57. Please advise why, if you project unit costs of less than $3 a deck, do your competitors charge almost $30 a deck, as referenced on page 25?

Pricing, page 35

58. Please explain what you mean by "street prices."

59. In addition, we note your disclosure about how pricing "will vary based on the size and/or frequency of the order." However, your website as of November 15, 2006 indicates that the price will be "just $8.00 per deck with a minimum order of only 24 decks." If this represents your pricing structure, then please revise your disclosure to include it, or advise.

Plan of Operation, page 37

60. Please revise this section to discuss in greater detail your plan of operation for the next twelve months. Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities including any contingencies such as raising insufficient funds in this offering and, the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. Please refer to Item 303(a) of Regulation S-B.

61. You state on page 32 that your projected initial capital requirement is $1 million. Please revise your disclosure to discuss how long you expect to be able to satisfy your cash requirements, given your current amount of working capital.

62. You indicate here that you intend to spend funds raised in this offering "to pay listed categories pro rata." However, the explanation you provide on page 13 indicates that, should you not raise the full amount of the offering, website development will be given priority while marketing and equipment, such as office furniture and computer hardware, will be given less priority. Please revise to eliminate this inconsistency.

Certain Relationships and Related Transactions, page 38

63. We note that your company was organized within the past five years. Please include the information required by Item 404(c) of Regulation S-B, as necessary.

64. Please revise your disclosure to identify how both the 500,000 shares sold to various investors during July and August 2005 and the agreement with the consultant providing for vesting of 600,000 warrants are related transactions as defined by Item 404 of Regulation S-B.

65. Also, please include the fact that the president and CFO contributed their management services to the company until June 30, 2006.

Executive and Directors Compensation, page 40

66. You indicate that the President and CFO were paid salaries in fiscal year 2006. However, in note 2 to the financial statements on page F-8 you indicate that the President and CFO "contributed management services to the Company for the period presented." Please revise to eliminate this inconsistency.

Recent Sales of Unregistered Securities, page 42

67. Please provide the dates for all the transactions listed, as well as the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available. Refer to Item 701(a) and (d) of Regulation S-B.

68. In addition, for any securities sold for other than cash, such as those provided to Capital Merchant Bank and Garden State Securities, describe the transaction and the type and amount of consideration received by the small business issuer. Refer to Item 701(c) of Regulation S-B.

69. Please explain to us how Dale Stonedahl and George W. Wanberg/Cynthia B. Wanberg received A and B warrants having paid only $0.01 a share, given that

your financial statements on page F-8 only disclose that such warrants were sold as part of units for $0.50 a share.

Exhibits

General

70. Please provide documents related to the related party transactions you describe on page F-8, if any.

Exhibit 5.1: Opinion re Legality

71. Either delete last paragraph or refile the opinion dated the date of effectiveness.

Signatures, page 45

72. Please indicate that Mr. Reilly is Chief Operating Officer as well as Director and that Mr. Cox is Chief Financial Officer as well as Director in second signature space for each, respectively. Please see Instructions for signatures to Form SB-2.

Financial Statements, page F-1

Notes to the Financial Statements, page F-7

Note 1: Summary of Significant Accounting Policies, page F-7

Earnings (Loss) Per Common Share, page F-7

73. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Note 3: Shareholders' Equity, page F-8

Common Stock, page F-8

74. It appears that you have 1,580,000 A and B warrants outstanding (430,000 units sold as of June 30, 2006 and 1,150,000 additional units sold during July 2006). Please reconcile to the 1,790,000 common shares underlying the A warrants and 1,790,000 common shares underlying the B warrants discussed on page 3 and revise as necessary. In addition, reconcile the 3,080,000 common stock

outstanding (1,930,000 outstanding at June 30, 2006 and 1,150,000 additional units sold during July 2006) to the 3,230,000 shares of common stock discussed on page 3 and revise as necessary.

Other

75. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form SB-2.

76. Please update the financial statements in accordance with Item 310(g) of Regulation S-B.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3315 with any other questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile (303) 431-1567
       Michael Littman, Esq.